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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          Motor Cargo Industries, Inc.
                            (Name of Subject Company)

                          Motor Cargo Industries, Inc.
                      (Name of Person(s) Filing Statement)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                              CUSIP NO. 619907 10 8
                      (CUSIP Number of Class of Securities)

                               -------------------

                            Marvin L. Friedland, Esq.
                       Vice President and General Counsel
                          Motor Cargo Industries, Inc.
                             845 West Center Street
                            North Salt Lake, UT 84054
                                 (801) 936-1111

                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                    on behalf of the person filing statement)

                                 With a copy to:
                              Reed W. Topham, Esq.
                                 Stoel Rives LLP
                        201 South Main Street, Suite 1100
                            Salt Lake City, UT 84111
                                 (801) 328-3131

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 3 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 31, 2001 (the "Schedule 14D-9") by Motor Cargo Industries, Inc., a Utah corporation ("Motor Cargo"), as amended and supplemented by Amendments Nos. 1 and 2 to the Schedule 14D-9, filed with the Securities and Exchange Commission on November 14, 2001 and November 19, 2001, respectively, by Motor Cargo, relating to the offer by Union Pacific Corporation, a Utah corporation ("Union Pacific"), to exchange all outstanding shares of Motor Cargo common stock for (i) 0.26 of a share of Union Pacific common stock, (ii) $12.10 in cash or (iii) a combination of both, upon the terms and subject to the conditions set forth in the Prospectus, dated November 29, 2001, which is incorporated herein by reference as Exhibit (a)(7), and the related Letter of Election and Transmittal (which together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 31, 2001 by Union Pacific, as amended and supplemented by Amendments Nos. 1, 2, 3, 4, 5 and 6 thereto, filed with the Securities and Exchange Commission on November 13, 2001, November 19, 2001, November 26, 2001, November 28, 2001, November 29, 2001 and November 30, 2001, respectively, by Union Pacific. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 14D-9.

Item 8.  Additional Information.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end:

"Consummation of the Offer

         On November 30, 2001, Union Pacific and Motor Cargo jointly issued a press release filed as Exhibit (a)(8) hereto and incorporated herein by reference announcing the expiration of the Offer. The Offer expired at midnight, New York City time, on Thursday, November 29, 2001. All shares of Motor Cargo common stock validly tendered (and not properly withdrawn) prior to the expiration of the Offer have been accepted for exchange and will be exchanged promptly for either Union Pacific common stock or cash, as per the election of each tendering Motor Cargo shareholder. Approximately 6,708,800 shares of Motor Cargo common stock were validly tendered and not properly withdrawn prior to the expiration of the Offer, which constitutes approximately 98.3% of the total number of outstanding shares of Motor Cargo common stock. In addition, the preliminary count by the exchange agent indicated that an additional 163,100 Motor Cargo shares were tendered pursuant to notices of guaranteed delivery.

         Pursuant to the Merger Agreement, upon acceptance by Union Pacific of the Motor Cargo shares, Union Pacific was entitled to appoint a majority of the members of the board of directors of Motor Cargo. Union Pacific has appointed James R. Young, Carl W. von Bernuth, Mary S. Jones, Joseph E. O'Conner and James J. Theisen, Jr. to serve as members of the board of Motor Cargo. Except for Marvin L. Friedland and Louis V. Holdener, who have continued as members of the Motor Cargo board, all former members of the board of directors of Motor Cargo have resigned."

Item 9.  Exhibits.

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

"(a)(7) Prospectus, dated November 29, 2001, filed by Union Pacific on November 29, 2001 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (incorporated by reference).
(a)(8) Joint Press Release issued by Union Pacific and Motor Cargo on November 30, 2001."




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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MOTOR CARGO INDUSTRIES, INC.




                                          By: /s/ Lynn H. Wheeler
                                              --------------------------------
                                              Lynn H. Wheeler
                                              Vice President of Finance and
                                              Chief Financial Officer

Dated:  November 30, 2001



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                                INDEX TO EXHIBITS




Exhibit No.                Description
-----------                -----------
(a) (1)                    Preliminary Prospectus dated October 31, 2001 (incorporated by reference to Exhibit
                          (a)(1) to the Schedule TO of Union Pacific filed on October 31, 2001).

(a)(2) Letter of Election and Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of Union Pacific filed on October 31, 2001).

(a)(3)                     Letter to holders of Motor Cargo common stock, dated October 31, 2001.*

(a)(4)                     Joint Press Release issued by Union Pacific and Motor
                           Cargo on October 15, 2001 (incorporated by reference to Exhibit 99.1 to Motor Cargo's Current Report on
                           Form 8-K filed on October 16, 2001).

(a)(5)                     Opinion of Morgan Keegan & Company, Inc., dated October 15, 2001.*

(a)(6)                     Press Release issued by Motor Cargo on November 13, 2001.*

(a)(7)                     Prospectus, dated November 29, 2001, filed by Union Pacific on November 29, 2001 pursuant to
                           Rule 424(b)(3) under the Securities Act of 1933, as amended (incorporated by reference).

(a)(8)                     Joint Press Release issued by Union Pacific and Motor Cargo on November 30, 2001.**

(e)(1)                     Agreement and Plan of Merger, dated as of October 15,
                           2001, by and among Motor Cargo, Union Pacific and
                           Merger Subsidiary (incorporated by reference to Exhibit 2.1 to Union Pacific's Current Report on Form
                           8-K filed on October 16, 2001).

(e)(2) Shareholder Agreement, dated October 15, 2001, between Union Pacific and Harold R. Tate
                           (incorporated by reference to Exhibit 99.2 to Union
                           Pacific's Current Report on Form 8-K filed on October
                           16, 2001).

(e)(3) Shareholder Agreement, dated October 15, 2001, between Union Pacific and Marvin L. Friedland
                           (incorporated by reference to Exhibit 99.3 to Union
                           Pacific's Current Report on Form 8-K filed on October
                           16, 2001).

(e)(4)                     Confidentiality Agreement, dated March 7, 2001, between Overnite
                           Transportation Company and Morgan Keegan & Company, Inc., as agent for Motor Cargo.*

(e)(5)                     Information Statement of Motor Cargo, dated October 31, 2001.*


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* Filed previously.
** Filed herewith.




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